Exhibit 2.3

PURCHASE AGREEMENT
by and between
GM CRUISE HOLDINGS LLC
and
HONDA MOTOR CO., LTD.
Dated as of October 3, 2018

SCHEDULE
SCHEDULE A    Disclosure Letter

PURCHASE AGREEMENT
This PURCHASE AGREEMENT (this “Agreement”) is entered into as of October 3, 2018, by and between GM Cruise Holdings LLC, a Delaware limited liability company (the “Company”), and Honda Motor Co., Ltd., a Japanese company (“Buyer”). Certain capitalized terms have the meanings set forth in Section 7.13.
W I T N E S S E T H:
WHEREAS, the Company was formed by General Motors Holdings LLC (“Parent”) by the filing of a certificate of formation with the Secretary of State of Delaware on May 23, 2018;
WHEREAS, on June 28, 2018, (i) SB Investment Holdings (UK) Limited (“SoftBank”) purchased 900,000 of the Company’s Class A-1-A Preferred Shares pursuant to that certain purchase agreement, dated as of May 31, 2018, by and among Parent, the Company and SoftBank (the “SoftBank Transaction”) and (ii) in connection with the closing of the SoftBank Transaction, the Company’s original LLC agreement was amended and restated (as so amended and restated, the “Existing LLC Agreement”);
WHEREAS, on the terms and subject to the conditions contained herein, at the Closing the Company will issue to Buyer, and Buyer will subscribe for and purchase, the Buyer Shares and the Company will admit Buyer as a member of the Company; and
WHEREAS, in connection with the foregoing, and in accordance with the terms and conditions hereof, as of the date of this Agreement (a) the Existing LLC Agreement is being amended and restated pursuant to a Second Amended and Restated Limited Liability Company Agreement (as amended and restated, the “Second A&R LLC Agreement”), (b) the Company, Parent, GM Global Technology Operations LLC (“GTO”), Buyer and Honda R&D Co., Ltd. (“Honda R&D Co”) are entering into the Shared Autonomous Vehicle Development Agreement, (c) the Company, Parent and Buyer are entering into the Tripartite Side Letter, (d) the Company and Buyer are entering into the Marketing and Network Access Fee Agreement and (e) General Motors LLC (“GM LLC”) and American Honda Motor Co., Inc. (“American Honda”) are entering into the ZEV Credit Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree hereby as follows:
ARTICLE I
ISSUANCE AND DELIVERY OF SHARES

Section 1.1    Issuance on the Closing Date. On the terms and subject to the conditions contained herein, at the Closing, the Company shall issue, sell and deliver to Buyer, and Buyer shall subscribe for, purchase and acquire from the Company 495,000 Class E Common Shares at a per share price of $1,515.15 (the “Buyer Shares”), free and clear of all Liens (other than any Liens under securities Laws or Liens or other transfer restrictions under the Second A&R LLC Agreement), in consideration for payment by Buyer of an amount equal to $750,000,000 in cash (the “Purchase Price”). The subscription and sale of the Buyer Shares is referred to in this Agreement as the “Issuance”.

ARTICLE II
CLOSING

Section 2.1    Closing; Closing Date. The closing of the Issuance (the “Closing”) shall take place simultaneous with the execution and delivery of this Agreement at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, 10022, or at such other place as the Parties may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.2    Deliveries by Buyer at the Closing.

At the Closing, Buyer shall deliver, or cause to be delivered, to the Company the following:
(a)the Purchase Price, in cash paid by wire transfer of immediately available funds to an account designated by the Company free and clear of any withholding;

(b)a duly executed counterpart of the Second A&R LLC Agreement;

(c)duly executed counterparts from Buyer and Honda R&D Co of the Shared Autonomous Vehicle Development Agreement;

(d)a duly executed counterpart from American Honda of the ZEV Credit Agreement;

(e)a duly executed counterpart of the Marketing and Network Access Fee Agreement;

(f)a duly executed counterpart of the Tripartite Side Letter; and

(g)a properly completed and duly executed U.S. Internal Revenue Service Form W-9 or W-8, as applicable.

Section 2.3    Deliveries by the Company at the Closing.

At the Closing, the Company shall deliver, or cause to be delivered by Parent, to Buyer the following:

(a)a true and correct copy of the Members Schedule to the Second A&R LLC Agreement reflecting that the Buyer Shares have been issued and duly registered in the name of Buyer;

(b)duly executed counterparts from Parent, the Company and GTO of the Shared Autonomous Vehicle Development Agreement;

(c)a duly executed counterpart from GM LLC of the ZEV Credit Agreement;

(d)a duly executed counterpart from the Company of the Marketing and Network Access Fee Agreement;

(e)duly executed counterparts from Parent and the Company of the Tripartite Side Letter; and

(f)duly executed counterparts from Parent and the Company of the Second A&R LLC Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) any document or report filed or furnished by General Motors Company (“GM PubCo”) with the U.S. Securities and Exchange Commission after January 1, 2017 and prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” sections of any such filings, any disclosure of risks set forth in any “Forward-Looking Statements” disclaimer contained in any such filings and any other disclosures in such filings that are similarly cautionary, non-specific or predictive in nature) (the “GM SEC Filings”), or (b) the corresponding section of the disclosure letter delivered by the Company to Buyer prior to entering into this Agreement and attached as Schedule A hereto (the “Disclosure Letter”), the Company hereby represents and warrants to Buyer, as of the date of this Agreement, as follows:
Section 3.1    Corporate Organization; Subsidiaries. The Company is a limited liability company, duly organized, validly existing and in good standing under the laws of Delaware. Each member of the Company Group (a) is a corporation or other organization duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, formation or organization, (b) has the requisite corporate or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (c) is duly qualified or authorized to do business under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except, in each case, where such failures to be so qualified and in good standing, or to have such power, is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole.

Section 3.2    Authority and Validity. The Company has the requisite power and authority to execute and deliver the Transaction Agreements to which the Company is a party, to perform its obligations thereunder and to consummate the Transactions thereunder. The execution and delivery of the Transaction Agreements to which the Company is a party by the Company and the consummation of the Transactions thereunder have been duly and validly authorized by the Company, and no other action on the part of the Company is necessary to approve the execution and delivery of the Transaction Agreements to which the Company is a party or to consummate the Transactions thereunder. The Transaction Agreements to which the Company is a party have been duly and validly executed and delivered by the Company, and when executed and delivered (assuming due authorization, execution and delivery by Buyer and the other parties thereto) will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as may be limited by applicable bankruptcy, fraudulent transfer, insolvency, moratorium or similar Laws of general application relating to or affecting creditors’ rights generally and except for the limitations imposed by general principles of equity.

Section 3.3    Non-Contravention. Neither the execution, delivery and performance by the Company of the Transaction Agreements to which the Company is a party, nor the consummation of the Transactions thereunder, will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, acceleration of or cancellation under any obligations or loss of a material benefit under, or result in the creation of any Lien on any of the assets owned by the Company Group pursuant to, any provision of (a) the Organizational Documents of any member of the Company Group, (b) any applicable Law or order, judgment or decree (each, an “Order”) of any Governmental Authority, (c) any Contract to which any member of the Company Group is a party, subject or bound or any Contract necessary for the operation of the business of the Company Group as currently conducted to which the Company is a party, subject or bound, or (d) any of the approvals, authorizations, consents, licenses, permits or certificates (the “Permits”) granted by a Governmental Authority that are necessary for the operation of the business of the Company Group as currently conducted, whether held by or in the name of a member of the Company Group, except in the case of clauses (b), (c) or (d), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, and do not and would not reasonably be expected to, individually or in the aggregate, materially delay or impair the ability of the Company to consummate the Transactions.

Section 3.4    Consents and Approvals. No consent, approval, waiver, authorization, Order, Permit, registration, declaration, exemption, filing, notification or other order of, or other action by, any Person is required or necessary for the execution, delivery and performance by the Company of the Transaction Agreements to which the Company is a party or the consummation by the Company of the Transactions thereunder, other than (a) such consents as are required to amend the Existing LLC Agreement, (b) as may be required under any applicable state securities or “blue sky” Laws, or (c) as may be required as a result of facts and circumstances relating solely to Buyer or its Affiliates (including, if applicable pursuant to Section 5.1, CFIUS Approval), except for those consents, approvals, waivers, authorizations, Orders, Permits, registrations, declarations, exemptions, filings, notifications or other orders of, or actions by, any Person that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, and do not and would not reasonably be expected to, individually or in the aggregate, materially delay or impair the ability of the Company to consummate the Transactions.

Section 3.5    Capitalization.

(a)Except for the Existing LLC Agreement and the Initial Investment Agreements, the Company is not a party to any equityholder agreement, investors’ rights agreement, voting agreement, voting trust, right of first refusal and co-sale agreement, management rights agreement or other similar Contract with respect to the voting, registration, redemption, sale, transfer or other disposition of Company Equity Interests or other interests convertible into, exchangeable for or evidencing the right to subscribe for or purchase Company Equity Interests or other ownership interests of the Company.

(b)As of the date of this Agreement, (i) Parent owns 1,100,000 shares of Class A-2 Preferred Shares of the Company and 5,500,000 shares of Class C Common Stock of the Company, (ii) employees of the Company own 217,094 options to purchase shares of Class B Common Stock of the Company (“Options”) and 249,907 restricted stock units of the Company (“RSUs” and, together with the Options and Class B Common Stock, the “EIP Stock”), (iii) SoftBank owns 900,000 Class A-1-A Preferred Shares, (iv) all such issued and outstanding shares are duly authorized and validly issued, and such shares have not been issued in violation of any preemptive or similar rights and (v) all such issued and outstanding shares have been issued pursuant to valid exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”), and all other applicable securities laws. As of the date of this Agreement, other than the EIP Stock or pursuant to the Second A&R LLC Agreement or the Initial Investment Agreements, there are no outstanding (A) Company Equity Interests or other interests of the Company subject to any vesting, transfer or other restrictions or (B) rights or obligations of the Company to repurchase, redeem or otherwise acquire Company Equity Interests or other interests of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase Company Equity Interests or other ownership interests of the Company. There are no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote on any matter of the Company.

(c)As of immediately subsequent to the Closing, other than the EIP Stock, (i) the only equity interests in the Company issued and outstanding are those set forth on the Members Schedule to the Second A&R LLC Agreement (the “Company Equity Interests”) and (ii) other than the Company Equity Interests, the EIP Stock and equity interests to be issued pursuant to the EIP or in accordance with the Second A&R LLC Agreement, no membership interests or other voting securities of or equity interests in the Company are issued, reserved for issuance or outstanding and no securities of the Company convertible into or exchangeable or exercisable for membership interests or other voting securities of or equity interests in the Company are issued or outstanding. As of the Closing Date, the Buyer Shares have the terms and conditions and entitle the holders thereof to the rights set forth in the Second A&R LLC Agreement and will be free and clear of all Liens (other than any Liens under securities Laws or Liens or other transfer restrictions under the Second A&R LLC Agreement). Other than the Company Equity Interests, the EIP Stock and equity interests to be issued pursuant to the EIP or the Second A&R LLC Agreement, as at the Closing there are no outstanding options, warrants, calls, rights of conversion or exchange or other agreements, arrangements or contracts of any kind or character, whether written or oral, relating to the ownership interest in the Company to which the Company is a party, or by which it is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any ownership interest in the Company.

(d)The Company owns, directly or indirectly, all of the outstanding equity interests of GM Cruise LLC (“Cruise”) and Strobe, Inc. (“Strobe” and together with Cruise, the “Company Subsidiaries”), free and clear of any Liens (other than any restrictions under securities Laws or the Existing LLC Agreement). There are no outstanding options, warrants, calls, rights of conversion or exchange or other agreements, arrangements or contracts of any kind or character, whether written or oral, relating to the ownership interest in any Company Subsidiary to which a Company Subsidiary is a party, or by which any of them are bound, obligating any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any ownership interest of any Company Subsidiary.

Section 3.6    Legal Proceedings. As of the date of this Agreement, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, there are no legal, administrative, arbitration or other proceedings, claims, actions or governmental, audits or regulatory investigations of any nature (each, a “Legal Proceeding”) pending or, to the Knowledge of the Company, threatened against any member of the Company Group or any of their respective properties or assets, or any of the directors or officers of the Company Group with regard to their actions as directors or officers of the Company Group, at Law or in equity by any Person, or before or by any Governmental Authority. Neither Parent nor any member of the Company Group is subject to any Order of any Governmental Authority that would reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole. As of the date of this Agreement, no member of the Company Group is subject to any settlement agreement with respect to any Legal Proceeding, whether filed or threatened (other than a separation and release agreement entered into with a departing employee or consultant), which contains ongoing payment or other material obligations.

Section 3.7    Taxes and Tax Returns.

(a)All income and other material Tax Returns required to be filed by or with respect to any member of the Company Group have been timely filed or requests for extensions have been timely filed and any such extensions shall have been granted and not expired and all such Tax Returns are true, complete and correct in all material respects. All members of the Company Group have timely paid, or caused to be paid, all material amounts of Taxes due and payable (whether or not shown as due on such Tax Returns).

(b)All members of the Company Group have complied in all material respects with the provisions of the Code relating to the withholding and payment of Taxes.

(c)No claim has been made by any Governmental Authority in a jurisdiction where a member of the Company Group does not file Tax Returns with respect to a particular Tax that such member is or may be subject to taxation in such jurisdiction.

(d)There are no material Liens for any Tax (other than Permitted Liens) upon any asset owned by any member of the Company Group.

(e)No waiver or agreement by a member of the Company Group is in force for the extension of time for the assessment or payment of any Taxes.

(f)There are no pending audits, examinations, investigations or other proceedings in respect of a material amount of Taxes of any member of the Company Group and no written notification has been received by any member of the Company Group that such an audit, examination, investigation or other proceeding in respect of a material amount of Taxes is proposed or threatened, other than, in each case, any audit, examination, investigation or proceeding in respect of any affiliated group (within the meaning of Section 1504 of the Code) or any other affiliated, combined, consolidated, unitary or similar group under any state, local or non-U.S. Law, in each case, the common parent of which is (i) GM PubCo or (ii) any Subsidiary of GM PubCo that is not a member of the Company Group. No Governmental Authority has asserted in writing any deficiency, claim or proposed adjustment with respect to a material amount of Taxes of any member of the Company Group, which deficiency, claim or proposed adjustment has not been satisfied by payment, settled or withdrawn, other than any deficiency, claim or proposed adjustment in respect of any affiliated group (within the meaning of Section 1504 of the Code) or any other affiliated, combined, consolidated, unitary or similar group under any state, local or non-U.S. Law, in each case, the common parent of which is (i) GM PubCo or (ii) any Subsidiary of GM PubCo that is not a member of the Company Group.

(g)No member of the Company Group has (i) been a member of an affiliated group (within the meaning of Section 1504 of the Code), other than any such group the common parent of which was GM PubCo or any member of the Company Group, (ii) been a member of an affiliated, combined, consolidated, unitary, or similar group under any state, local or non-U.S. Law, except, in each case, any such group the common parent of which was GM PubCo or any member of the Company Group, or (iii) any liability for Taxes of any Person (other than a member of the Company Group) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable state, local or non-U.S. Law), as a transferee or successor, or operation of law, except, in each case, any such liability relating to a group described in clauses (i) and (ii), the common parent of which was GM PubCo or any member of the Company Group.

(h)No member of the Company Group is a party to or bound by, or has any material obligation under, any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement (other than (i) the Transaction Agreements, (ii) the Existing LLC Agreement (including, for the avoidance of doubt, any amendments thereof), or (iii) any Contract or arrangement (A) entered into in the ordinary course of business and that does not relate primarily to Tax or (B) entered into with GM PubCo, any Subsidiary of GM PubCo or Parent).

(i)The Company has made an election to be treated as a corporation for U.S. federal income tax purposes under Treasury Regulation Section 301.7701-3 and has not made any subsequent election to the contrary.

(j)None of the assets of any member of the Company Group (i) consist of unclaimed or abandoned property of any other Person or (ii) would otherwise be subject to the reporting or escheatment Laws of any jurisdiction in respect of unclaimed or abandoned property.

(k)Except as set forth on Section 3.7(k) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in accounting method made prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed prior to the Closing, (iii) intercompany transactions (including any intercompany transaction subject to Section 367 or 482 of the Code) or excess loss account under Treasury Regulations under Section 1502 of the Code (or any corresponding provision of applicable Law) in connection with a transaction consummated on or prior to the Closing Date, (iv) installment sale or open transaction disposition made prior to the Closing Date, or (v) prepaid amount received prior to the Closing Date.

Section 3.8    Labor and Employment Matters.

(a)No member of the Company Group is a party to, or bound by, the terms of, any collective bargaining agreement or any other arrangement, formal or informal, with any labor union or organization which obligates any member of the Company Group to recognize a union as the bargaining representative of any of the Company Group’s employees or to compensate the Company Group’s employees at prevailing rates or union scale, nor are any of the Company Group’s employees represented by any labor union or organization or party to any collective bargaining agreements with respect to their employment by any member of the Company Group.

(b)There are no (i) strikes, work stoppages, work slowdowns or lockouts, or (ii) material unfair labor practice charges, material grievances or material complaints, in each of items (i) and (ii), pending or, to the Knowledge of the Company, threatened, by or on behalf of any employee or group of employees that are employed by the Company Group. Each member of the Company Group is, and has been since May 13, 2016, in compliance, in all material respects, with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, social benefits contributions, severance pay, WARN, collective bargaining, discrimination, civil rights, safety and health, immigration, discrimination, workers’ compensation and the collection and payment of withholding or social security Taxes and any similar Tax.

(c)Section 3.8(c) of the Disclosure Letter contains a complete and correct list of each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other material benefit or compensation plan, program, policy, Contract, agreement or arrangement with respect to which the Company Group has any Liability (each, a “Benefit Plan”). Each Benefit Plan has been established, maintained, funded and administered in compliance in all material respects with its terms and applicable Laws. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination, opinion or advisory letter from the IRS to that effect. No member of the Company Group has any Liability with respect to a plan subject to Section 412 of the Code or Title IV of ERISA, or on account of being considered a single employer under Section 414 of the Code with any other Person. All contributions and premium payments required to have been made under any of the Benefit Plans by applicable Law (without regard to any waivers granted under Section 412 of the Code) have been timely made, except as would not reasonably be expected to result in a material liability to the Company Group.

Section 3.9    Material Contracts.

(a)Excluding the Transaction Agreements and the Initial Investment Agreements, no member of the Company Group is a party to any Contract that is in effect as of the date of this Agreement:

(i)that is required by its terms or is currently expected to result in the payment by the Company Group of more than $1,000,000 in the current fiscal year, in each case other than purchase orders entered into in the ordinary course of business;

(ii)that is a note, debenture, bond, trust agreement, letter of credit agreement, loan agreement or other Contract for the borrowing or lending of money or agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the indebtedness of any third party;

(iii)relating to (A) the acquisition or disposition of any business, properties, assets or capital stock of any member of the Company Group or any other Person, whether by merger, purchase or sale of stock or assets or otherwise, that contains material ongoing obligations of any member of the Company Group (in each case excluding any Contracts relating to the acquisition or disposition of any assets in the ordinary course of business), or (B) the grant to any Person of any preferential rights to purchase any properties or assets of the Company Group;

(iv)that (A) limits, curtails or restricts the ability of any member of the Company Group to compete in any geographical area, market or line of business, (B) restricts the Persons to whom any member of the Company Group may sell products or deliver services or (C) restricts the Company or any of its Subsidiaries from soliciting or hiring any Person;

(v)pursuant to which (A) the Company Group receives a license or covenant not to sue with respect to any Intellectual Property that is material to the operation of the business of the Company Group as currently conducted (excluding any Contracts for the use of commercially-available software or data available on commercially-available terms for an annual or up-front license fee (whichever is higher) of less than $100,000) (“Inbound Intellectual Property License”), (B) the Company Group grants a license to or covenant not to sue with respect to any Company Group Intellectual Property, except for non-exclusive rights that would not reasonably be expected, individually or in the aggregate, to be materially adverse to the business of the Company Group as currently conducted, (C) the Company Group has acquired any material Company Group Intellectual Property from any third party (excluding employees and independent contractors), or (D) the Company Group retains a third party (other than employees or independent contractors) to perform development of Intellectual Property relating to the business of the Company Group or performs joint development with a third party relating to the business of the Company Group, in each case excluding any Contracts with annual or up-front (whichever is higher) payments of less than $1,000,000;

(vi)covering real property; or

(vii)relating to the employment by any Company Group member of any of its or their employees that provides for payment of base salary or base wage rate in excess of $250,000 per year (other than offer letters to “at will” employees issued in the ordinary course of business).

Each Contract set forth in Section 3.9(a) of the Disclosure Letter is referred to herein as a “Material Contract”.
(b)The Company has made available to Buyer a true, correct and complete copy of each Material Contract as of the date of this Agreement. As of the date of this Agreement, each Material Contract is valid and binding on the applicable member of the Company Group (subject, in each case, to applicable bankruptcy, fraudulent transfer, insolvency, moratorium or similar Laws of general application relating to or affecting creditors’ rights generally and except for the limitations imposed by general principles of equity) and in full force and effect with respect to the applicable member of Company Group and, to the Knowledge of the Company, the other parties thereto, except for any such failure to be valid or binding or in full force and effect as is not and would not reasonably be expected to, individually or in the aggregate, material to the Company Group, taken as a whole. As of the date of this Agreement, no member of the Company Group nor, to the Knowledge of the Company, any other party to a Material Contract is in breach of or default under a Material Contract, except for such breaches or defaults that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole. As of the date of this Agreement, no member of the Company Group has received any notice of termination or cancellation under any Material Contract.

Section 3.10    Compliance with Applicable Laws; Permits. The Company Group is, and since May 13, 2016 has been at all times, in compliance in all material respects with all applicable Laws. The Company Group has, or has the benefit of by virtue of being an Affiliate of Parent, all Permits necessary for the conduct of the business of the Company Group as currently conducted, and the business of the Company Group has been since May 13, 2016 and is being conducted in compliance in all material respects with all such Permits. The Company Group is not in material default or violation, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation of any term, condition or provision of any Permit.

Section 3.11    Intellectual Property.

(a)Section 3.11(a) of the Disclosure Letter sets forth an accurate and complete list of all of the following that is owned (in whole or in part) by the Company Group members (solely or jointly) as of the date of this Agreement (the “Company Group Registered IP”): (i) issued patents and pending patent applications; (ii) registered trademarks and pending applications for registration of trademarks, (iii) registered copyrights, and (iv) material registered Internet domain names. In each case other than such fees or filings (as applicable) that GM PubCo and its Affiliates or the Company Group (as applicable), in accordance with their ordinary course business practices, has elected not to pay or make, (x) all necessary registration, maintenance and renewal fees with respect to Company Group Registered IP will have been paid in connection with the Company Group Registered IP; and (y) all material documents and certificates have been filed in connection with such Company Group Registered IP with the relevant patent, copyright, trademark or other authorities in any jurisdiction, as the case may be, for the purposes of maintaining such Company Group Registered IP. The Company Group owns the Company Group Registered IP free and clear of all Liens, except Permitted Liens, subject to the terms of the IPMA regarding the ownership of Intellectual Property as set forth therein. The Company Group Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)The Company Group members solely or jointly own (free and clear of all Liens, other than Permitted Liens) all Company Group Intellectual Property, subject to the terms of the IPMA regarding the ownership of Intellectual Property as set forth therein. To the Knowledge of the Company, all Company Group Intellectual Property (other than Company Group Registered IP) is subsisting, valid and enforceable. To the Knowledge of the Company, the Company Group has not identified in any of its written development plans in existence as of the date of this Agreement any licenses to be obtained for any specific Intellectual Property owned by a third party that is not presently licensed to the Company Group, in each case excluding (i) licenses to be obtained in the ordinary course of business with respect to the Company IT Systems and (ii) other licenses for the use of commercially-available software or data available on commercially-available terms for an annual or up-front license fee (whichever is higher) of less than $1,000,000.

(c)To the Knowledge of the Company, the conduct of the business of the Company Group as currently conducted does not infringe, misappropriate or otherwise violate and has not since May 13, 2016 infringed, misappropriated or otherwise violated any Person’s Intellectual Property and there is no claim of such infringement, misappropriation or other violation pending or threatened in writing against Parent or the Company Group. Neither Parent nor the Company Group has received any written (or, to the Knowledge of the Company, unwritten) notice from any Person in the two (2) years prior to the date hereof challenging the ownership, use, validity or enforceability of any material Parent Intellectual Property or any material Company Group Intellectual Property. This Section 3.11(c) constitutes the sole and exclusive representation and warranty of the Company with respect to any actual or alleged infringement, misappropriation or other violation of any Intellectual Property of any other Person.

(d)To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating and no Person has infringed, misappropriated or otherwise violated any Parent Intellectual Property or Company Group Intellectual Property. Neither Parent nor the Company Group has brought any claims relating to the infringement, misappropriation or other violation of any Parent Intellectual Property or Company Group Intellectual Property against any Person since May 13, 2016.

(e)Parent, its Subsidiaries, and the Company Group have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company Group. No Trade Secret material to the Company Group has since May 13, 2016 been authorized to be disclosed or, to the Knowledge of the Company, has been actually disclosed by the Parent, its Subsidiaries or the Company Group to any of their past or present employees or any third party other than pursuant to a non-disclosure agreement restricting the disclosure and use thereof. Parent, its Subsidiaries, and the Company Group (i) have policies whereby employees and contractors of Parent, its Subsidiaries, and the Company Group who create or develop material Intellectual Property on behalf of or for the benefit of the Company Group are required to assign to Parent, its Subsidiaries or the Company Group all of such employee’s or contractor’s rights in such Intellectual Property and (ii) all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned (or are obligated to assign) to Parent, its Subsidiaries or the Company Group all of such employee’s or contractor’s rights in such Intellectual Property.

(f)No government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any Parent Intellectual Property or Company Group Intellectual Property, nor does any Governmental Authority or any university, college, other educational institution, or research center own, has made a claim to own, have any other rights in or to (including through any Intellectual Property License), or have any option to obtain any rights in or to, any Parent Intellectual Property or Company Group Intellectual Property.

(g)Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group taken as a whole: (i) the Company Group owns or has a valid right to use all material Company IT Systems; (ii) the Company Group has taken (or has had taken on its behalf) reasonable measures to maintain the performance and security of the Company IT Systems; and (iii) to the Knowledge of the Company, the Company IT Systems have not suffered any security breach or material malfunction or failure in the twelve (12) months prior to the date of this Agreement that has caused a significant disruption in the business of the Company Group and has not been remediated in all material respects.

(h)The Company has policies and procedures in place for identifying any Open Source Software used in a product prior to the commercial sale of such product, and determining whether such Open Source Software should be removed or replaced prior to such commercial sale. No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any Parent Software or the Company Group Software, in each case, in a manner that currently requires or obligates the Parent or the Company Group, based solely on the manner in which the Parent Software or the Company Group Software is as of the date of this Agreement used in the operation of the business of the Company Group as currently conducted, to disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) the source code for any Parent Software or the Company Group Software, as applicable.

(i)Section 3.11(i) of the Disclosure Letter sets forth a complete list of all Contracts pursuant to which any member of the Company Group is obligated to provide to any Person (other than Parent or its Subsidiaries or the Company Group) the source code for any Parent Software or Company Group Software that is material to the conduct of the business of the Company Group as currently conducted (but excluding any such obligation arising under any Open Source Software licenses) or pursuant to which the source code or related proprietary information of Parent for any such Parent Software or the Company Group for any such Company Group Software is deposited in or required to be deposited in escrow.

Section 3.12    Privacy and Data Security.

(a)Except as is not and would not reasonably be expected to, be individually or in the aggregate, material to the Company Group, taken as a whole, the Company Group and to the Knowledge of the Company, any Person acting for or on the Company Group’s behalf have at all times since May 13, 2016 complied with (i) all applicable Privacy Laws (to the extent applicable to the Company Group with respect to Persons acting for or on behalf of the Company Group), (ii) all of the Company Group’s written policies and notices regarding Personal Information, and (iii) all of the Company Group’s contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information. The Company Group has not received in the past twelve (12) months prior to the date of this Agreement any written notice of any claims (including notice from third parties acting on its behalf) of, or been charged with, the violation of, any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information. Since May 13, 2016 none of the Company Group’s privacy policies or notices have contained any material omissions or been misleading or deceptive in a manner that is not in compliance in all material respect with applicable Privacy Laws.

(b)The Company Group has (i) implemented and at all times since May 13, 2016 maintained reasonable safeguards to protect Personal Information in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure; and (ii) when engaging third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the Company Group, made commercially reasonable efforts to ensure that such third parties have (A) agreed to comply with applicable Privacy Laws and (B) have taken reasonable steps to protect and secure the Personal Information from loss, theft, misuse or unauthorized access, use, modification or disclosure in connection with their performance of services for the benefit of the Company Group. Since May 13, 2016, to the Knowledge of the Company, any third party who has provided Personal Information to the Company has done so in compliance in all material respects with applicable Privacy Laws, including providing any notice and obtaining any consent required.

(c)To the Knowledge of the Company, since May 13, 2016 there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company Group or collected, used or processed by or on behalf of the Company Group and the Company Group has not provided or been required to provide any notices to any Person in connection with a disclosure of Personal Information. The Company Group has implemented reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans, to the extent required, to safeguard the data and Personal Information in its possession or control. Since May 13, 2016 the Company Group has undertaken commercially reasonable privacy and data security testing or audits at reasonable and appropriate intervals. In the six (6) months prior to the date of this Agreement, the Company Group has conducted a reasonable external penetration test using a qualified independent consulting firm, which did not identify any uncontained privacy or data security breaches, material issues, vulnerabilities or threats. Neither the Company Group nor any third party acting at the direction or authorization of the Company Group has paid (i) any unlawful perpetrator of any data breach incident or cyber-attack or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third party with respect to such data breach incident or cyber-attack.

Section 3.13    Broker’s Fees. The Company has not employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions, finder’s fees or advisor’s fees in connection with any of the Transactions for which any member of the Company Group will be liable.

Section 3.14    Affiliate Transactions. There are no legally binding transactions, agreements, arrangements or understandings between or among Parent or any Affiliate thereof or any current officer or director of any member of the Company Group, on the one hand, and any member of the Company Group, on the other hand (an “Affiliate Transaction”), other than (a) with respect to officers and directors of the Company Group, offer letters and other agreements related to employment or employment terms, (b) the Transaction Agreements or such other Contracts expressly described in the Transaction Agreements or (c) the Initial Investment Agreements.

Section 3.15    Financial Statements; Undisclosed Liabilities.

(a)The unaudited financial statements of the Company Group set forth in Section 3.15(a) of the Disclosure Letter, as of and for the year ended December 31, 2017, as of and for the three months ended March 31, 2018 and as of and for the three months ended June 30, 2018 (the “Financial Statements”) (i) were derived from the books and records of GM PubCo and financial data used in the preparation of the audited consolidated financial statements of GM PubCo as of and for the year ended December 31, 2017 that were included in GM PubCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”) and the unaudited consolidated financial statements of GM PubCo as of and for the three months (x) ended March 31, 2018 that were included in GM PubCo’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 (the “Q1 2018 10-Q”) and (y) ended June 30, 2018 that were included in GM PubCo’s Quarterly Report on Form 10-Q for the three months ended June 30, 2018 (the “Q2 2018 10-Q”), (ii) are based on allocations of certain costs of GM PubCo to the Company Group based on reasonable, good faith management assumptions utilized in the ordinary course of preparing the 2017 Form 10-K, the Q1 2018 10-Q and the Q2 2018 10-Q, (iii) were prepared in conformity with GAAP applied on a consistent basis, except for (A) the absence of notes, (B) income tax asset, liability and expense accounts, which are included for consolidated reporting purposes solely at the GM PubCo level, but which are not included in the Financial Statements, (C) the absence of incentive compensation costs relating to engineering expenses incurred by Parent on behalf of the Company Group, and (D) the application of purchase accounting to the acquisition of Strobe and (iv) fairly present, in all material respects, the financial position of the Company Group as of the date thereof and for the period indicated therein, except as otherwise noted therein and for the impact of items referred to above (including, for the avoidance of doubt, subclauses (iii)(B), (iii)(C) and (iii)(D) of this Section 3.15(a)), and, subject to (1) the fact that the Company Group was not operated on a stand-alone basis during such period, (2) the fact that the Financial Statements (and the allocations and estimations made by the management of GM PubCo in preparing such Financial Statements) and (3) normal year-end adjustments, (x) were prepared for and utilized in the 2017 Form 10-K, the Q1 2018 10-Q and the Q2 2018 10-Q, (y) are not necessarily indicative of the costs that would have resulted if the Company Group had been operated on a stand-alone basis during such period, and (z) may not be indicative of any such costs to the Company Group that will result following the closing of the SoftBank Transaction or the Closing.

(b)Except (i) as and to the extent reserved or reflected against in the Financial Statements, (ii) for Liabilities incurred by the Company Group in the ordinary course of business or as reasonably required in connection with this Agreement or any other Transaction Agreement or the Transactions or the Initial Investment Agreements, (iii) for Liabilities that are expressly disclosed in the Disclosure Letter, (iv) as contemplated in subclauses (iii)(B), (iii)(C) and (iii)(D) of Section 3.15(a), and (v) for Liabilities that are not and would not reasonably be likely to be, individually or in the aggregate, material to the Company Group, taken as a whole, there are no Liabilities of the Company Group of any kind.

(c)The Company Group makes and keeps books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets in all material respects. None of Parent, any member of the Company Group or its or their independent auditors has identified or been made aware of (i) any fraud, whether or not material, that involves the Company Group’s management or any other current or former employee, consultant, contractor or manager of the Company Group who has a role in the preparation of financial statements or the internal accounting controls utilized by the Company Group, or (ii) any claim or allegation in writing regarding any of the foregoing.

Section 3.16    Absence of Certain Changes. Except as expressly contemplated by this Agreement, between June 30, 2018 and the date of this Agreement (a) there has not been a Material Adverse Effect and (b) the Company Group has not suffered any damage, destruction or loss of any material property or material asset, except ordinary wear and tear.

Section 3.17    Real Property. The Company Group does not currently own, and has never in the past owned, any real property. Section 3.17 of the Disclosure Letter sets forth a complete list of all real property and interests in real property leased by the Company Group as lessee or sublessee (individually, a “Real Property Lease” and collectively, the “Real Property Leases” and such related properties being referred to herein individually as a “Company Property” and collectively as the “Company Properties”). The Company Properties constitute all interests in real property currently used or currently held for use in connection with the business of the Company Group. The Company Group has a valid and enforceable leasehold interest, free and clear of any Liens, other than Permitted Liens, under each of the Real Property Leases, and has not granted any other Person the right to occupy any of the premises subject to a Real Property Lease.

Section 3.18    Tangible Personal Property. The Company Group has good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the material items of tangible personal property used or held for use in the business of the Company Group (except as sold or disposed of subsequent to the date hereof in the ordinary course of business), free and clear of any and all Liens, other than Permitted Liens and such imperfections of title, if any, that do not materially interfere with the present value of such property.

Section 3.19    Applicable ABAC/AML/Trade Laws. Since May 13, 2016:

(a)To the Knowledge of the Company, neither the Company Group nor any Associated Person of the Company Group has violated any of the Applicable ABAC Laws, Applicable AML Laws or Applicable Trade Laws.

(b)To the best of the Knowledge of the Company Group, neither the Company Group nor any Associated Person of the Company Group has (i) been fined or otherwise penalized under any of the Applicable ABAC Laws, Applicable AML Laws or Applicable Trade Laws, (ii) received a written notice from a Governmental Authority concerning an actual or possible violation by the Company Group or any Associated Person of the Company Group of any of the Applicable ABAC Laws, Applicable AML Laws or Applicable Trade Laws or (iii) received any other report or discovered any evidence suggesting that the Company Group or any Associated Person of the Company Group has violated any of the Applicable ABAC Laws, Applicable AML Laws or Applicable Trade Laws.

(c)Neither any member of the Company Group nor any Associated Person of the Company Group is a Blocked Person or, to the Knowledge of the Company, (i) has done anything that is likely to result in it or them becoming a Blocked Person or (ii) acts under the direction of, on behalf of, or for the benefit of a Blocked Person.

Section 3.20    Insurance. As of the date of this Agreement, the members of the Company Group are insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All insurance policies held by or applicable to the Company Group are in full force and effect. None of the members of the Company Group is in default with respect to any material provision contained in any material insurance policy nor has any member of the Company Group failed to give any material notice or present any material claim under any such policy in due and timely fashion since May 13, 2016. Since May 13, 2016, no notice of cancellation or termination has been received by Parent or any member of the Company Group with respect to any of such insurance policies.

Section 3.21    No Other Representations and Warranties. Except for the representations and warranties contained in Article IV or in any other Transaction Agreement, the Company acknowledges that none of Buyer, its Affiliates or its or their Representatives (in each case solely in connection with the Transactions) (i) has made or makes any other express or implied representation or warranty, either written or oral, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer or any of its Affiliates, or Representatives of any of the foregoing, furnished or made available to the Company or its Affiliates or their Representatives and (ii) except as expressly otherwise provided herein or in any other Transaction Agreement, will have or be subject to any liability or indemnification obligation to the Company or its Affiliates resulting from the delivery, dissemination or any other distribution to the Company or its Affiliates or any of their Representatives, or the use by the Company or its Affiliates or any of their Representatives, of any materials, documentation estimates, projections, forecasts, forward-looking information, business plans or other oral or other information during the course of due diligence or any negotiation process (including information memoranda, dataroom materials, projections, estimates, management presentations, budgets and financial data and reports).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company and Parent, as of the date of this Agreement, as follows:
Section 4.1    Corporate Organization. Each of Buyer, Honda R&D Co and American Honda (a) is a corporation or other organization duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, formation or organization, (b) has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (c) is duly qualified to do business, and is in good standing (if applicable) in each jurisdiction in which the nature of its business or the ownership of its properties makes such qualification necessary, except for where such failures to be so qualified and in good standing do not and would not reasonably be expected to, individually or in the aggregate, materially delay or impair the ability of such Person to consummate the Transactions pursuant to the Transaction Agreements to which such Person is a party.

Section 4.2    Authority and Validity. Each of Buyer, Honda R&D Co and American Honda has the corporate power and authority to execute and deliver this Agreement and/or each Transaction

Agreements to which it is a party, to perform its obligations hereunder and/or thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Agreements and the consummation of the Transactions pursuant to the Transaction Agreements have been duly and validly authorized by Buyer, Honda R&D Co and American Honda and no other action on the part of Buyer, Honda R&D Co or American Honda is necessary to approve the execution and delivery of this Agreement or the other Transaction Agreements or to consummate the Transactions pursuant to the Transaction Agreements. This Agreement and the other Transaction Agreements have been duly and validly executed and delivered by Buyer, Honda R&D Co (as applicable) and American Honda (as applicable) and (assuming due authorization, execution and delivery by the Company and Parent, as applicable) constitutes valid and binding obligations of Buyer, Honda R&D Co (as applicable) and American Honda (as applicable), enforceable against Buyer, Honda R&D Co and American Honda in accordance with their respective terms, except as may be limited by applicable bankruptcy, fraudulent transfer, insolvency, moratorium or similar Laws of general application relating to or affecting creditors’ rights generally and except for the limitations imposed by general principles of equity.

Section 4.3    Non-Contravention. Neither the execution, delivery and performance by Buyer, Honda R&D Co or American Honda of this Agreement and the other Transaction Agreements, nor the consummation by Buyer, Honda R&D Co or American Honda of the Transactions contemplated by the Transaction Agreements, will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (a) the Organizational Documents of Buyer, Honda R&D Co or American Honda, or (b) any applicable Law or Order of any Governmental Authority (except for such conflicts or violations, in the case of this clause (b), that do not and would not reasonably be expected to, individually or in the aggregate, materially delay or impair the ability of Buyer, Honda R&D Co or American Honda to consummate the Transactions contemplated by the Transaction Agreements.

Section 4.4    Consents and Approvals. No material consent, approval, waiver, authorization, Order, Permit, registration, declaration, exemption, filing, notification or other order of, or other action by, any Person is required or necessary for the execution, delivery and performance by Buyer, Honda R&D Co or American Honda of this Agreement or any other Transaction Agreement or the consummation by Buyer, Honda R&D Co and American Honda of the transactions contemplated hereby or thereby, other than (a) any filing required to obtain CFIUS Approval, (b) as may be required under any applicable state securities or “blue sky” Laws, and (c) as may be required as a result of facts and circumstances relating solely to the Company Group, Parent or their Affiliates, except for those consents, approvals, waivers, authorizations, Orders, Permits, registrations, declarations, exemptions, filings, notifications or other orders of, or other actions by, any Person that do not and would not reasonably be expected to, individually or in the aggregate, materially delay or impair the ability of Buyer, Honda R&D Co or American Honda to consummate the Transactions contemplated by the Transaction Agreements.

Section 4.5    Accredited Investor Status. Buyer is an “accredited investor” within the meaning of Rule 501 under the Securities Act. Buyer is an informed and sophisticated investor in securities and has sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of its investment in the Buyer Shares and to bear the economic risks of such investment. Buyer has performed its own due diligence and business investigation with respect to the Company and been afforded the opportunity to ask questions of the Company’s management concerning the Company and the Buyer Shares. Buyer understands that its investment in the Buyer Shares involves a significant degree of risk.

Section 4.6    Investment Intention; Sale or Transfer. Buyer is acquiring the Buyer Shares solely for its own account, for investment purposes and not with a view to, or for offer or sale in connection with, the distribution (as such term is used in Section 2(a)(11) of the Securities Act) thereof. Buyer acknowledges that (a) the issuance of the Buyer Shares has not been and is not being registered under the Securities Act or any applicable state securities laws, and cannot be sold unless subsequently so registered or an exemption from such registration is available, (b) the Buyer Shares may not be sold or otherwise transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or a transaction not subject to, registration under the Securities Act and applicable securities laws, (c) neither the Company nor any other Person is under any obligation to register the Buyer Shares under the Securities Act or any state securities laws with respect to any offering thereof by Buyer or to comply with the terms and conditions of any exemption thereunder, except as otherwise provided in the Transaction Agreements, and (d) any sale or transfer of the Buyer Shares is subject to the restrictions contained in, and must comply with the terms and conditions of, the Second A&R LLC Agreement applicable to such transfer or sale.

Section 4.7    Broker’s Fees. Neither Buyer nor any of its Affiliates have employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions, finder’s fees or financial advisor’s fees in connection with any of the Transactions except as payable solely by Buyer.

Section 4.8    Legal Proceedings.

(a)As of the date of this Agreement there are no Legal Proceedings pending and, to the Knowledge of Buyer, there are no Legal Proceedings threatened against Buyer, Honda R&D Co or American Honda or any of their respective Affiliates or any of their properties or assets, or any of the managers or officers of the Buyer, Honda R&D Co or American Honda or their respective Affiliates with regard to their actions as managers or officers of the Buyer, Honda R&D Co or American Honda or their Affiliates, before any Governmental Authority that will or would reasonably be expected to, individually or in the aggregate, materially delay or impair the ability of Buyer, Honda R&D Co or American Honda to consummate the Transactions pursuant to the Transaction Agreements to which such Persons are a party.

(b)None of Buyer, Honda R&D Co or American Honda or any Affiliate or Associated Person of Buyer, Honda R&D Co or American Honda is, or has since August 1, 2013 been, a Blocked Person or, to the Knowledge of Buyer; (i) has done anything that is likely to result in it or them becoming a Blocked Person; or (ii) acts under the direction of, on behalf of, or for the benefit of a Blocked Person.

Section 4.9    No Other Representations and Warranties; Non-Reliance on Company Estimates.

(a)Except for the representations and warranties contained in Article III, Buyer acknowledges that neither the Company nor its Affiliates (including Parent) or any Representatives of the foregoing (in each case solely in connection with the Transactions) (i) has made or makes any other express or implied representation or warranty, either written or oral, including any representation or warranty as to the accuracy or completeness of any information regarding Parent, the Company or their respective Affiliates or any Representatives of the foregoing, furnished or made available to Buyer, its Affiliates or any of their Representatives and (ii) except as expressly otherwise provided herein or in any other Transaction Agreement, will have or be subject to any liability or indemnification obligation to Buyer, its Affiliates or any of its or their Representatives resulting from the delivery, dissemination or any other distribution to Buyer, its Affiliates or any of its or their Representatives, or the use by Buyer, its Affiliates or any of its or their Representatives, of any materials, documentation estimates, projections, forecasts, forward-looking information, business plans or other oral or other information during the course of due diligence or any negotiation process (including information memoranda, dataroom materials, projections, estimates, management presentations, budgets and financial data and reports).

(b)In connection with the due diligence investigation of the Company Group, and the business thereof, by Buyer, Buyer and/or its Representatives have received and may continue to receive from the Company and its Affiliates (including Parent) and their respective Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company Group and its business and operations. Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Buyer is familiar, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to Buyer (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Buyer has not relied on such information.

ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1    CFIUS.

(a)The Parties agree to (i) engage CFIUS at a time mutually agreed by the Parties and (ii) if so required by CFIUS, make a joint draft voluntary notice. Subject to applicable Law relating to the sharing of information, the Parties further agree to supply, as promptly as practicable and advisable (and in any case within the time periods set forth by CFIUS), any additional information and documentary material that may be required or requested by the applicable Governmental Authority. Subject to applicable Law relating to the sharing of information, both Parties agree to provide the other Party as promptly as practicable with such assistance as such other Party reasonably requests for the purposes of such filings.

(b)Unless Honda and Parent, following consultation with CFIUS, shall have agreed to proceed without filing a formal notice to CFIUS, the Parties shall, and shall cause their Affiliates to, use their respective reasonable best efforts to obtain CFIUS Approval as promptly as practicable following the date of this Agreement.

Section 5.2    Cooperation. Except as otherwise provided herein, in case at any time after the date of this Agreement any further action is necessary to carry out the purposes of this Agreement, the Parties agree to use their commercially reasonable efforts to take or cause to be taken all such reasonably necessary or appropriate action in accordance with and subject to the terms of this Agreement.

Section 5.3    Publicity. The Parties agree that there will be an initial joint press announcement with respect to this Agreement and the other Transactions in a form previously agreed upon by the Parties. At and after the Closing, the rights and obligations of Buyer and the Company with respect to the disclosure of information related to the Transactions will be governed exclusively by the Second A&R LLC Agreement.

Section 5.4    Transfer Taxes. Any transfer, documentary, sales, use, stamp, registration or other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) (“Transfer Taxes”) incurred in connection with the Issuance shall be paid by Buyer when due. The Company shall file all necessary Tax Returns and other documentation with respect to all Transfer Taxes and, if required by applicable law, Parent and Buyer will, and will cause their Affiliates, to join in the execution of any such Tax Returns and other documentation.

ARTICLE VI
INDEMNIFICATION; CERTAIN REMEDIES

Section 6.1    Survival.

(a)The representations and warranties of (i) the Company set forth in Sections 3.1 (Corporate Organization; Subsidiaries), 3.2 (Authority and Validity), 3.5 (Capitalization) and 3.13 (Broker’s Fees) (together with the representations and warranties of the Company set forth in Section 3.7 (Taxes and Tax Returns), the “Company Fundamental Reps”), shall survive the Closing until the date that is five (5) years from the Closing Date, (ii) the Company set forth in Article III, excluding the Company Fundamental Reps and the representations and warranties of the Company set forth in Section 3.11 (Intellectual Property), shall survive the Closing until the date that is twelve (12) months from the Closing Date, (iii) the Company set forth in Section 3.7 (Taxes and Tax Returns), shall survive the Closing until the date that is six (6) years from the Closing Date, (iv) the Company set forth in Section 3.11 (Intellectual Property), shall survive the Closing until the date that is three and a half (3.5) years from the Closing Date, (v) Buyer set forth in Sections 4.1 (Corporate Organization), 4.2 (Authority and Validity), 4.5 (Accredited Investor Status) and 4.7 (Broker’s Fees) (the “Buyer Fundamental Reps”) shall survive the Closing until the date that is five (5) years from the Closing Date and (vi) Buyer set forth in Article IV, excluding the Buyer Fundamental Reps (the “Buyer Non-Fundamental Reps”), shall survive the Closing until the date that is twelve (12) months from the Closing Date.

(b)The covenants and agreements of a Party set forth in this Agreement to be performed at or following the Closing shall survive the Closing for the time period contemplated for performance (or, if no time period for performance is contemplated, until the third (3rd) anniversary of the Closing Date), or, if earlier, until fully performed. Notwithstanding the foregoing, if a written claim or written notice is given in good faith under this Article VI with respect to any representation, warranty, covenant or agreement prior to the expiration of the applicable period during which such representation, warranty, covenant or agreement survives, in each case as set forth in this Section 6.1 (such period with respect to such representation, warranty, covenant or agreement, the “Survival Period”), the claim with respect to such representation, warranty, covenant or agreement shall continue until such claim is finally resolved. Any claims for indemnification for which notice under this Article VI is not timely delivered prior to the end of the Survival Period shall be expressly barred and are hereby waived.

Section 6.2    Indemnification by the Company.

(a)Subject to the provisions of this Article VI, the Company hereby agrees to defend, indemnify and hold harmless Buyer and its Affiliates, and any Representatives of any of the foregoing, and Buyer’s successors and assigns (collectively, the “Buyer Indemnified Persons”) from and against, and shall compensate and reimburse them for, any and all Losses (regardless of whether or not such Losses relate to any Third Party Claim) based upon, arising out of or resulting from:
(i)any breach of or inaccuracy in any of the representations or warranties made by the Company in this Agreement; provided, that for purposes of this Section 6.2(a)(i) any limitations or qualifications regarding “materiality” or similar terms or qualifications limiting the scope of such representations or warranties of the Company shall be disregarded (other than as set forth in the definitions of Material Contract and Permitted Liens, and the first sentence of Section 3.8(c), the last instance in Section 3.10, Section 3.11(i), Section 3.15, Section 3.16 and Section 3.18);or

(ii)any breach of or failure to perform any of the Company’s covenants or agreements contained in this Agreement.

Section 6.3    Indemnification by Buyer.

Subject to the provisions of this Article VI, Buyer hereby agrees to defend, indemnify and hold harmless the Company and its Affiliates (including Parent), and any Representatives of any of the foregoing, and each of the successors and assigns of any the foregoing, from and against, and shall compensate and reimburse them for, any and all Losses (regardless of whether or not such Losses relate to any Third Party Claim) based upon, arising out of or resulting from:
(a)any breach of or inaccuracy in any of the representations or warranties made by Buyer in this Agreement; provided that, for purposes of this Section 6.3(a), any limitations or qualifications regarding “materiality” or similar terms or qualifications limiting the scope of such representations or warranties of Buyer shall be disregarded; or

(b)any breach of or failure to perform any of Buyer’s covenants or agreements contained in this Agreement.

Section 6.4    Indemnification Procedures. In the event that indemnification, compensation or reimbursement may be sought under this Article VI (an “Indemnification Claim”) in connection with (a) any action, suit or proceeding that may be instituted or (b) any claim that may be asserted, in each case by a third party (a “Third Party Claim”), the Party seeking indemnification, compensation or reimbursement hereunder (the “Indemnified Party”) shall promptly give written notice of the assertion of such Indemnification Claim (which notice shall describe in reasonable detail the relevant Indemnification Claim, the amount thereof (if known and quantifiable) and the basis thereof) to the Party from whom indemnification, compensation or reimbursement hereunder is sought (the “Indemnifying Party”) prior to the expiration of the applicable Survival Period set forth in Section 6.1; provided, however, that no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification, compensation or reimbursement obligation hereunder unless (and then solely to the extent that) the Indemnifying Party is materially prejudiced by such delay. The Indemnifying Party shall have the right, at its sole option, to be represented by counsel of its choice (the cost of which will be borne solely by the Indemnifying Party), which must be reasonably satisfactory to the Indemnified Party, and to take sole control and defend against, negotiate, settle or otherwise deal with a Third Party Claim and, if the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with such Third Party Claim, it shall notify the Indemnified Party of its intent to do so within thirty (30) days (or sooner if the nature of such Third Party Claim so requires) of the receipt by the Indemnifying Party of the notice of the assertion of such Third Party Claim (the “Dispute Period”), subject to the limitations set forth in Section 6.5; provided, however, that the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if (x) such Third Party Claim relates to or arises from any criminal proceeding, action, indictment, allegation or investigation, or otherwise involves as the counter-party any Governmental Authority, or (y) such Third Party Claim seeks an order, injunction or other equitable relief or relief for other than monetary damages against the Indemnified Party that, in each case of (x) and (y), the Indemnified Party reasonably determines, based on the advice of its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of such Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages. If the Indemnifying Party is not entitled to, or within the Dispute Period elects not to, defend against, negotiate, settle or otherwise deal with any Third Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third Party Claim, subject to the limitations set forth in this Article VI. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party may participate, at its own expense, in the defense of such Third Party Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) the employment of such counsel has been authorized in writing by the Indemnifying Party or (ii) outside counsel to the Indemnified Party advises the Indemnified Party that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided further, that the Indemnifying Party shall not be required to pay for more than one (1) such counsel for all Indemnified Parties in connection with any single Indemnification Claim. The Parties agree to cooperate reasonably with each other in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section 6.4 to the contrary, (A) the Indemnifying Party shall not, without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment (each, a “Settlement”) unless (1) the claimant provides to the Indemnified Party an unqualified release from all Liability (without any admission of wrongdoing by the Indemnified Party) in respect of the relevant Third Party Claim and (2) such Settlement does not impose any liabilities or obligations on the Indemnified Party (other than monetary damages) and (B) the Indemnified Party, without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed), shall not settle any Third Party Claim.

Section 6.5    Limitations on Indemnification for Breaches of Representations and Warranties.

Notwithstanding any provision of this Agreement or any Transaction Agreement to the contrary:
(a)(i) The Company shall not have any indemnification, compensation or reimbursement obligations for Losses under Section 6.2 arising as a result of (A) a breach of the representations and warranties of the Company set forth in Article III, excluding the Company Fundamental Reps (the “Company Non-Fundamental Reps”) or (B) a breach of or failure to perform any of the Company’s covenants or agreements contained in this Agreement, with respect to any individual claim (or series of related claims) unless such claim (or series of claims) involves Losses in excess of $250,000 (nor shall such item be applied to or considered for purposes of calculating the Basket (as defined below)); (ii) the Company shall not have any indemnification, compensation or reimbursement obligations for Losses under Section 6.2(a)(i) arising as a result of a breach of the Company Non-Fundamental Reps unless and until the aggregate amount of all such Losses for which the Company is finally determined to be liable exceeds one percent (1%) of the Purchase Price (the “Basket”), and the Company shall only have indemnification obligations to the extent of the excess of such Losses over the Basket, (iii) subject to clause (iv), in no event shall the aggregate indemnification, compensation and reimbursement to be paid by Company for Losses under Section 6.2(a)(i) arising as a result of a breach of the Company Non-Fundamental Reps (including those in Section 3.11) exceed ten percent (10%) of the Purchase Price (the “Closing Cap”), (iv) in no event shall the aggregate indemnification, compensation or reimbursement obligations of the Company for Losses under Section 6.2(a)(i) arising as a result of a breach of the representations and warranties of the Company set forth in Section 3.11, after taking into account the aggregate indemnification, compensation and reimbursement paid by the Company for Losses under Section 6.2(a)(i) arising as a result of a breach of any other Company Non-Fundamental Reps, exceed twenty-five percent (25%) of the Purchase Price, and (v) in no event shall the aggregate indemnification, compensation and reimbursement obligations to be paid by the Company for Losses under Section 6.2 exceed the Purchase Price.

(b)(i) Buyer shall not have any indemnification, compensation or reimbursement obligations for Losses under Section 6.3 arising as a result of (A) a breach of the Buyer Non-Fundamental Reps or (B) a breach of or failure to perform any of Buyer’s covenants or agreements contained in this Agreement, with respect to any individual claim (or series of related claims) unless such claims (or series of claims) involves Losses in excess of $250,000 (nor shall such item be applied to or considered for purposes of calculating the Basket); (ii) Buyer shall not have any indemnification, compensation and reimbursement obligations for Losses under Section 6.3(a) arising as a result of a breach of the Buyer Non-Fundamental Reps unless and until the aggregate amount of all such Losses, finally determined, exceeds the Basket; provided, however, that from and after such time as the total amount of such Losses exceeds the Basket, then Buyer shall be liable only for the portion that exceeds the Basket, (iii) in no event shall the aggregate indemnification, compensation and reimbursement to be paid by Buyer for all Losses under Section 6.3(a) arising as a result of a breach of the Buyer Non-Fundamental Reps exceed the Closing Cap, and (iv) in no event shall the aggregate indemnification, compensation or reimbursement to be paid by Buyer for Losses under Section 6.3 exceed the Purchase Price.

Section 6.6    Adjustments to Losses; Limitations on Remedies; Calculation of Losses.

(a)If any Indemnifying Party is liable to pay an amount in discharge of any claim under this Agreement and any Indemnified Party or its Affiliates recovers from a third party (including any insurer but excluding any “self-insurance” maintained by the Indemnified Party or its Affiliates) a sum which indemnifies, compensates or reimburses the Indemnified Party or its Affiliates (in whole or in part) in respect of the Loss which is the subject matter of the claim, the Indemnified Party shall reduce or satisfy, as the case may be, such claim to the extent of such recovery less any reasonable out-of-pocket costs and expenses incurred in connection with receiving such recovery and any related increases in insurance premiums; provided, however, that in no event shall any Indemnified Party have any obligation to seek or enforce any recovery from such third party.

(b)To the extent a Loss for which indemnification is provided results in a reduction of Taxes payable by, or a Tax refund to, the Indemnified Party or its Affiliates (determined on a “with and without” basis) in the Taxable Period in which such Loss was accrued for Tax purposes or the following two (2) Taxable Periods (a “Tax Benefit”), then the amount of the indemnity payment made pursuant to this Article VI in respect of such Loss shall be reduced by the amount of such Tax Benefit. In the event such Tax Benefit is ultimately disallowed pursuant to a “determination,” as defined in Section 1313 of the Code, the Indemnifying Party shall pay, no later than fifteen (15) days following the date of such determination, to the Indemnified Party the amount by which such indemnity payment was reduced as a result of the Tax Benefit. If any such Tax Benefit is not actually realized prior to the time the related indemnification payment is made, the Indemnified Party thereafter shall make payments in accordance with this Article VI to the Indemnifying Party to reflect such Tax Benefit.

(c)No Indemnified Party shall be entitled to recover from any Indemnifying Party (i) under this Article VI more than once in respect of the same Loss (notwithstanding that such Loss may result from breaches of multiple provisions of this Agreement), or (ii) to the extent such Indemnified Party has already recovered for such Loss under any other Transaction Agreement.

(d)Notwithstanding anything to the contrary contained in this Agreement, in no event shall an Indemnifying Party have any liability under this Agreement to an Indemnified Party (i) for any Losses that were not reasonably foreseeable, and (ii) for any punitive or exemplary damages, unless in each case of (i) and (ii), awarded by an arbitrator or Governmental Authority to a third party and paid to such third party by an Indemnified Party, (iii) for lost opportunities and (iv) for diminution or reduction in value premised upon application of a multiplier of any financial measure or of any similar item (including the application of a multiplier to loss of revenue, income or profits, loss of business reputation, goodwill or opportunity).

(e)Any Indemnified Party’s right to indemnification, compensation or reimbursement under this Article VI based on any breach of or inaccuracy in any representation or warranty of an Indemnifying Party under this Agreement or any breach of or failure to perform any covenant or agreement of an Indemnifying Party under this Agreement shall not be diminished or otherwise affected in any way as a result of the existence of such Indemnified Party’s knowledge of such breach, inaccuracy or nonperformance as of the date of this Agreement, regardless of whether such knowledge exists as a result of the Indemnified Party’s investigation or as a result of disclosure by such Indemnifying Party (other than in the Disclosure Letter or in the GM SEC Filings).

(f)(i) In the event that payment is to be made by the Company to any Buyer Indemnified Person pursuant to Section 6.2 in respect of any Losses, the Company shall pay any such obligations owed to a Buyer Indemnified Person in an amount equal to (x) such Losses subject to indemnification pursuant to Section 6.2 divided by (y) the Non-Buyer Equity Percentage at the time of such Loss, and (ii) in the event that payment is to be made by the Buyer to the Company pursuant to Section 6.3 in respect of any Losses, the Buyer shall pay any such obligations owed to the Company in an amount equal to (x) such Losses subject to indemnification pursuant to Section 6.3 divided by (y) the Non-Buyer Equity Percentage at the time of such Loss.

Section 6.7    Payments. The Indemnifying Party shall pay to the Indemnified Party the amount of any Losses for which the Indemnifying Party is liable hereunder, in immediately available funds, to an account specified by the Indemnified Party no later than fifteen (15) days following any Final Determination of such Losses and the Indemnifying Party’s liability therefor. A “Final Determination” shall exist when (a) the parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable Order or judgment with respect to the subject matter of the claim or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the Parties have agreed to submit thereto.

Section 6.8    Mitigation. The Parties shall (and shall cause their respective Affiliates to) cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party under this Article VI, including by making commercially reasonable efforts to mitigate to the extent required by Law after becoming aware of any such claim.

Section 6.9    Exclusive Remedy. Other than for claims of intentional fraud based on a false representation in Article III or Article IV, the remedies set forth in this Article VI shall be the sole and exclusive remedies of the Parties for any breach or alleged breach of any representation or warranty or any covenant or agreement in this Agreement. The Parties acknowledge and agree that, except as otherwise expressly provided in this Agreement, the remedies available in this Article VI supersede any other remedies available at law or in equity including rights of rescission and claims arising under applicable Law, and each Party hereby waives and releases, to the fullest extent permitted by applicable Law, any and all other rights, remedies, claims and causes of action, whether in contract, tort or otherwise, known or unknown, foreseen or unforeseen, which exist or may arise in the future, arising under or based upon any federal, state or local Law, that any Party may have against another Party in respect of any breach of this Agreement. Notwithstanding the foregoing, this Section 6.9 shall not operate to (i) limit the rights of the Parties with respect to claims of intentional fraud based on a false representation in Article III or Article IV, (ii) limit the rights of the Parties to seek equitable remedies (including specific performance or injunctive relief) in accordance with Section 7.11 to require a Party to perform its obligations under this Agreement, or (iii) limit any Party’s rights or obligations pursuant to any other Transaction Agreement in accordance with the terms thereof. No past, present or future Representative of any Party (collectively, the “Non-Party Affiliates”) shall have any liability (whether in Law (including in contract or in tort), in equity or otherwise) related to this Agreement or for any claim or Legal Proceeding based on, in respect of or by reason of the Transactions except to the extent agreed to in writing by such Non-Party Affiliate (including pursuant to the terms and conditions of any Transaction Agreement).

Section 6.10    Treatment of Indemnity Payments. The Parties shall treat each payment made under this Article VI as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

ARTICLE VII
GENERAL PROVISIONS

Section 7.1    Confidentiality.

(a)The Parties shall keep the facts of the execution of this Agreement and its contents and all information disclosed by the other Party (the “Disclosing Party”) in the course of the performance of this Agreement, whether written, oral, by e-mail or electromagnetic means, or otherwise, and the materials and other information prepared thereon (“Confidential Information”) in strict confidence, and use them only for the purpose of the performance of this Agreement, and may not disclose to any third party without the prior written approval of the Disclosing Party. However, the foregoing sentence shall not apply if the information falls under the following:

(i)Any information already in the public domain as of the time of disclosure by the Disclosing Party;

(ii)Any information disclosed by the Disclosing Party which subsequently enters the public domain other than as a result of any disclosure or other action or inaction by the receiving party in breach of this Agreement;

(iii)Any information which was already held by the receiving Party as of the time of disclosure from the Disclosing Party;

(iv)Any information which is or becomes available to the receiving Party on a non-confidential basis from a source (other than the Disclosing Party) that, to the knowledge of the receiving Party, is not prohibited from disclosing such Confidential Information to the receiving Party; and

(v)Any information independently developed and recognized by the receiving Party without the use of the Confidential Information disclosed by the Disclosing Party.

(b)Notwithstanding the provisions of Section 7.1(a), the Parties may disclose Confidential Information to the extent necessary to meet the requirement for disclosure by Law, court order or other lawful government action or the rules of securities exchanges or securities dealers associations or other public institutions or any institutions analogous thereto. However, in such event, the Party which intends to disclose the Confidential Information shall (to the extent legally possible and practicable) notify the Disclosing Party in writing in advance (or, in the event of emergency or legal restriction, promptly after the disclosure) of the contents of the Confidential Information to be disclosed and consult with the Disclosing Party regarding the necessity and form of the disclosure.

Section 7.2    Expenses. Except as expressly provided elsewhere in this Agreement or in any other Transaction Agreement, each Party shall bear its own Transaction Expenses.

Section 7.3    Notices. All notices requests, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand, (b) when sent by facsimile or email (with written confirmation of transmission, excluding, however, any answer or confirmation automatically generated by electronic means (such as out-of-office replies)) or (c) one (1) Business Day following the day sent by overnight registered courier, in each case at the following addresses, email addresses and facsimile numbers (or to such other address, email address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision).

(a)	If to Buyer:

Honda Motor Co., Ltd.
2-1-1 Minami-Aoyama, Minato-ku
Tokyo 107-8556, Japan
Attention:    Masahiko Nakamura
Email:    masahiko_nakamura@hm.honda.co.jp

with a copy (which shall not constitute notice) to:
Nishimura & Asahi
Otemon Tower, 1-1-2 Otemachi, Chiyoda-ku
Tokyo 100-8124, Japan
Attention: Yuki Oi
Fax:    +81-3-6250-7200
Email:    y_oi@plus.jurists.co.jp
(b)If to the Company:

GM Cruise Holdings LLC
1201 Bryant Street
San Francisco, CA 94103
Attention: Geoffrey Richardson and Matthew Gipple
Email: Geoff.richardson@getcruise.com and
mgipple@getcruise.com

with copies (which shall not constitute notice) to:
General Motors Holdings LLC
300 GM Renaissance Center
Mail Code: 482-C22-A68
Detroit, Michigan, 48265
Attention: Deputy General Counsel, Commercial, TaaS, Regulation &
Litigation
Email:     ann.cathcartchaplin@gm.com

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Peter Martelli and Jonathan L. Davis
Fax:    (212) 446-4900
Email:    peter.martelli@kirkland.com and
jonathan.davis@kirkland.com

Section 7.4    Interpretation. When a reference is made in this Agreement to “Sections,” “Exhibits” or “Disclosure Letter” such reference shall be to a section of, an exhibit of, or the Disclosure Letter to, this Agreement unless otherwise indicated. References to this Agreement shall include the Disclosure Letter. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof”, “herein” and “hereunder” and words of like import used in this

Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms defined in the singular have a comparable meaning when used in the plural, and vice versa, and references herein to any gender includes each other gender. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. Any references to dollar amounts shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. The terms “$” and “dollars” means United States Dollars. All references to “day” shall be deemed to mean “calendar day”. No rule of construction against the draftspersons shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.

Section 7.5    Entire Agreement; Amendments and Waivers. This Agreement (including the Exhibits hereto), the Disclosure Letter and the Transaction Agreements represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements, undertakings, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 7.6    Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 7.7    Submission to Jurisdiction; Consent to Service of Process.

(a)The Parties hereby irrevocably submit to the personal jurisdiction of the Delaware Court of Chancery, and appellate courts having jurisdiction of appeals from such court, or, if such court is not available, in any state or federal court located in the State of Delaware. The Parties hereby consent to and grant any such court exclusive jurisdiction over the person of such Parties and, to the extent permitted by law, the exclusive jurisdiction over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.3 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.7.

Section 7.8    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 7.9    Assignment. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Party, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other Party hereto and any attempted assignment without the required consents shall be null, void and of no effect.

Section 7.10    Binding Effect; No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a Party to this Agreement except as contemplated by Section 6.2 or Section 6.3.

Section 7.11    Specific Performance. Each Party acknowledges and agrees that any breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy. Each Party accordingly agrees that, in addition to any other remedies available under applicable Law or this Agreement, each Party shall be entitled to enforce the terms of this Agreement by decree of specific performance without the necessity of posting a bond or proving the inadequacy of monetary damages as a remedy and to obtain injunctive relief against any breach or threatened breach of this Agreement. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Section 7.12    Counterparts. This Agreement may be executed in one or more counterparts, including facsimile or pdf counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

Section 7.13    Additional Definitions.

In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person; and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, no member of the Company Group shall be deemed an Affiliate of Buyer or any of its Affiliates.
“Applicable ABAC Laws” means all laws and regulations applying to the Company Group or an Associated Person of the Company Group, prohibiting bribery or some other form of corruption, including fraud, tax evasion, insider dealing and market manipulation.
“Applicable AML Laws” means all laws and regulations applying to the Company Group or an Associated Person of the Company Group, prohibiting money laundering, including attempting to conceal or disguise the identity of illegally obtained proceeds.
“Applicable Trade Laws” means all Sanctions, import and export laws and regulations, including but not limited to economic and financial sanctions, export controls, anti-boycott and customs laws and regulations applicable to the Company Group or an Associated Person of the Company Group.
“Associated Person” means, in relation to any Person, another Person (including a director, officer, employee, consultant, agent or other representative) who or that has acted or performed services for or on behalf of such original Person but only with respect to actions or the performance of services for or on behalf of such original Person rather than with respect to actions or the performance of services unrelated to such original Person. For the avoidance of doubt, SoftBank (and its Affiliates and SoftBank Group Corp and its Affiliates) shall not be considered an Associated Person of any member of the Company Group.

“Blocked Person” means any of the following: (a) a Person included in a restricted or prohibited list pursuant to one or more of the Applicable Trade Laws, including any Sanctioned Person; (b) an entity in which one or more Sanctioned Persons has in the aggregate, whether directly or indirectly, a fifty percent (50%) or greater equity interest; or (c) an entity that is controlled by a Sanctioned Person such that the entity, itself, would be considered a Sanctioned Person.
“Business Day” means any day of the year on which national banking institutions in Detroit, Michigan and Tokyo, Japan are open to the public for conducting business and are not required or authorized to close.
“CFIUS” means the Committee on Foreign Investment in the United States.
“CFIUS Approval” means any of the following: (a) CFIUS shall have concluded that the Transactions do not constitute a “covered transaction” and are not subject to review under Section 721 of the U.S. Defense Production Act of 1950; (b) CFIUS shall have issued a written notification that it has concluded its review (and, if applicable, any investigation) of the notice filed with it in connection with the Transactions and determined that there are no unresolved national security concerns with respect to such transactions; or (c) if CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the Transactions either (i) the period under Section 721 of the Defense Production Act of 1950 during which the President may announce his decision to take action to suspend or prohibit the Transactions shall have expired without any such action being announced or taken, or (ii) the President shall have announced a decision not to take any action to suspend or prohibit the Transactions.
“Class A-1-A Preferred Shares” means the class A-1-A preferred shares of the Company.
“Class A-2 Preferred Shares” means the class A-2 preferred shares of the Company.
“Class B Common Shares” means the class B common shares of the Company.
“Class C Common Shares” means the class C common shares of the Company.
“Class E Common Shares” means the class E common shares of the Company.
“Code” means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of succeeding Law).
“Company Group” means, collectively, the Company and the Company Subsidiaries.

“Company Group Intellectual Property” means Intellectual Property owned or purported to be owned by the Company Group members.
“Company Group Software” means any Software owned or purported to be owned by the Company Group.
“Company IT Systems” means Software, computer systems, servers, hardware, network equipment, databases, websites, and other information technology systems that are used by or on behalf of the Company Group to operate the business of the Company Group as currently conducted (including processing, storing and maintaining data), whether owned, leased or licensed by the Company Group, but excluding any of the foregoing included or intended to be included in the Company Group’s products, or licensed or otherwise made available to the Company Group’s customers or end users.
“Contract” means any contract, license, lease, sublease, loan or credit agreement, indenture, note, debenture, bond, mortgage or deed of trust or other agreement or other legally binding instrument.
“Covered Transaction” has the meaning as set forth in the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. § 4565, as amended, and all rules and regulations thereunder, including those codified at 31 C.F.R. Part 800.
“EIP” means the equity based employee incentive program established in accordance with the Existing LLC Agreement.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended (or any corresponding provision or provisions of succeeding Law).
“GAAP” means generally accepted accounting principles in the United States, consistently applied by GM PubCo and as of the date of this Agreement.
“Governmental Authority” means any government or governmental, administrative or regulatory body thereof, whether federal, state, local or foreign, or any agency or instrumentality thereof and any court, tribunal or judicial or arbitral body thereof.
“Initial Investment Agreements” means those certain agreements listed on Section 7.13(c) of the Disclosure Letter.
“Intellectual Property” means rights in and to any of the following in any jurisdiction throughout the world: (a) all patents and applications therefor, including continuations, divisionals, continuations-in-part or reissues of patent applications, and patents issuing thereon; (b) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, internet domain names, and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof; (c) copyrights and registrations and applications therefor and any renewals or extensions thereof; (d) non-public, proprietary information, trade secrets, or know-how, and rights in any jurisdiction to limit the use or disclosure thereof by any Person (“Trade Secrets”); and (e) any intellectual property rights arising from or related to Technology.
“IPMA” means that certain Intellectual Property Matters Agreement, dated as of June 28, 2018, by and between Parent and the Company.
“IRS” means the U.S. Internal Revenue Service.
“Joinder Agreement” means the Joinder Agreement, the form of which is attached as Exhibit I to the Existing LLC Agreement.
“Knowledge of Buyer” means the actual knowledge of such persons listed in 7.13(a) of the Disclosure Letter, in each case after reasonable inquiry or investigation.
“Knowledge of the Company” means the actual knowledge of such persons listed in 7.13(b) of the Disclosure Letter, in each case after reasonable inquiry or investigation; provided, however, that Knowledge of the Company excludes any analysis or searches regarding non-infringement, invalidity or enforceability of Intellectual Property (including freedom to operate and clearance searches).
“Law” means any and all statutes, laws, ordinances, rules, regulations, Orders, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Authority.
“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due).
“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, charge, option, right of first refusal, easement, servitude, transfer restrictions, encroachment, reservation, or other similar restriction.
“Losses” means any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other fees and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor).
“Marketing and Network Access Fee Agreement” means that certain Marketing and Network Access Fee Agreement, dated as of the date of this Agreement, by and between the Company and Buyer.
“Material Adverse Effect” means any change, effect, event, occurrence or development (each, an “Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, properties or results of operations of the Company Group, taken as a whole; provided, however, that no Effect (by itself or when aggregated with any other Effect) resulting from, arising out of or relating to, any of the following shall be deemed to constitute a Material Adverse Effect or be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (i) to the extent that such conditions or changes do not disproportionately affect the Company Group relative to other participants in the industries and geographic locations in which the Company Group participates, (A) any Effect resulting from or arising out of general economic or political conditions or changes in such conditions (including acts of terrorism or war), (B) any Effect affecting the industries in which the Company Group operates, and (C) any Effect arising in connection with earthquakes or other natural disasters, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions and (ii) any failure, in and of itself, to meet internal projections or forecasts or revenue or earnings predictions for the business of the Company Group for any period (but not the underlying reasons for or factors contributing to such failure, unless otherwise contemplated by the exceptions in clause (i) of this definition).
“Non-Buyer Equity Percentage” means the as-converted fully diluted ownership percentage of all members of the Company other than the Buyer. For clarity, “as converted,” as used in this Agreement, shall mean as if all Junior Interests (as defined in the Second A&R LLC Agreement) are converted (on a Fully Diluted Basis as defined in the Second A&R LLC Agreement)) to Class D Common Shares as defined in the Second A&R LLC Agreement) on a 1:1 basis (as adjusted, as necessary, to reflect appropriate and proportional adjustments to take into account any subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination of shares or similar event) and all Class A-1 Preferred Shares as defined in the Second A&R LLC Agreement) are converted to Class D Common Shares pursuant to Section 2.09(b)) of the Second A&R LLC Agreement.
“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.
“Open Source” means any Software that is, or that contains or is derived in any manner (in whole or in part) from any Software that is, distributed as free software, open source software, copyleft software, “freeware” or “shareware” or under similar licensing or distribution models, including, without limitation, any Software licensed under the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License or any Creative Commons “sharealike” license.
“Organizational Documents” means, with respect to an entity, the articles of incorporation, certificate of incorporation, memorandum and articles of association, by-laws, articles of organization, operating agreement, certificate of formation or similar governing documents of such entity.

“Parent Intellectual Property” Intellectual Property owned or purported to be owned by Parent or its Subsidiaries (other than the Company Group) that was either (a) developed by the Company Group (or its employees) and used primarily by the Company Group in the conduct of the business of the Company Group as currently conducted or (b) otherwise developed for the benefit of and used exclusively by the Company Group in the conduct of the business of the Company Group as currently conducted.
“Parent Software” means any Software owned or purported to be owned by the Parent or its Subsidiaries (other than the Company Group) that was either (a) developed by the Company Group (or its employees) and used primarily by the Company Group in the conduct of the business of the Company Group as currently conducted or (b) otherwise developed for the benefit of and used exclusively by the Company Group in the conduct of the business of the Company Group as currently conducted.
“Parties” means each of the parties to this Agreement.
“Permitted Liens” means the following Liens: (a) Liens for Taxes not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP (or otherwise in accordance with applicable accounting standards); (b) statutory Liens of landlords, lessors or renters for amounts not yet due or payable or that are being contested in good faith, (c) Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by Law, in each case, arising or incurred in the ordinary course of business; (d) customary covenants and conditions, defects of title, easements, encroachments, rights-of-way, restrictions and other similar non-monetary charges or encumbrances of record not interfering with the ordinary conduct of the business of the Company Group consistent with past practice which do not and would not be reasonably expected to impair the use, operation or occupancy of the assets of the Company Group and do not secure indebtedness; (e) Liens that will be released prior to or as of the Closing; (f) non-exclusive licenses of or grants of rights to Intellectual Property entered into in the ordinary course of business (including with respect to manufacturing, customer, supply, distribution, retail and marketing agreements); and (g) Liens that do not materially impair the current use of, or the ability to exercise rights of ownership over, the property subject thereto.
“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.
“Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Law, or by the Company Group in any of its privacy policies, notices or contracts, all information that identifies, could be used to identify or is otherwise associated with an individual person or device, whether or not such information is associated with an identifiable individual, including (a) name, physical address, telephone number, email address, financial information, financial account number or government-issued identifier, (b) any data regarding an individual’s activities online or on a mobile device or application, and (c) Internet Protocol addresses, device identifiers or other persistent identifiers. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.
“Privacy Laws” means any and all applicable Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Federal Trade Commission Act, state laws concerning privacy policies, including the California Online Privacy Protection Act (CalOPPA) and the Delaware Online Privacy and Protection Act (DOPPA), laws governing biometric data including the Illinois Biometric Information Privacy Act (BIPA), EU-U.S. Privacy Shield, Swiss-U.S. Privacy Shield, European Union General Data Protection Regulation, and any and all applicable Laws relating to breach notification in connection with Personal Information.
“Representatives” means the directors, officers, employees, agents and advisors (including legal, financial, accounting and marketing advisors) of a Person.
“Sanctioned Person” means (a) (i) any Persons identified in the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List, the E.O. 13599 List, or the Sectoral Sanctions Identifications List, in each case administered by OFAC, and any other sanctions or similar lists administered by any agency of the U.S. Government, including the U.S. Department of State and the U.S. Department of Commerce and (ii) any Persons owned or controlled, directly or indirectly, by such Person or Persons; (b) any Persons identified on any sanctions lists of the European Union, the United Kingdom or any other jurisdiction; (c) Persons identified on any list of sanctioned parties identified in a resolution of the United Nations Security Council; and (d) any Persons located, organized or a resident in a Sanctioned Territory.
“Shared Autonomous Vehicle Development Agreement” means that certain Shared Autonomous Vehicle Development Agreement, dated as of the date of this Agreement, by and among the Company, Parent, GTO, Buyer and Honda R&D Co.
“Sanctioned Territory” means, at any time, a country or geographic region which is itself the subject or target of any comprehensive Sanctions within the past five years, which includes: Crimea, Cuba, Iran, North Korea, Sudan, and Syria.
“Sanctions” means (a) the economic sanctions and trade embargo Laws, rules, regulations, and executive orders of the United States, including, but not limited to, those administered or enforced from time to time by OFAC or the U.S. Department of State, the International Emergency Economic Powers Act (50 U.S.C. §§1701 et seq.), and the Trading with the Enemy Act (50 App. U.S.C. §§1 et seq.); and (b) any other similar and applicable economic sanctions and trade embargo Laws, rules, or regulations of any foreign

Governmental Authority, including but not limited to, the European Union, the United Kingdom, and the United Nations Security Council.
“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (b) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (c) data, databases and compilations of data, whether machine readable or otherwise; and (d) documentation and other materials related to any of the foregoing, including user manuals and training materials.
“Subsidiary” means, with respect to any Person (a) a corporation a majority of whose capital stock with the general voting power under ordinary circumstances to vote in the election of directors of such corporation (irrespective of whether or not, at the time, any other class or classes of securities shall have, or might have, voting power by reason of the happening of any contingency) is, at the date of determination thereof, beneficially owned by such Person, by one or more Subsidiaries or such Person or by such Person and one or more Subsidiaries thereof, or (b) any other Person (other than a corporation), including a general or limited partnership or a limited liability company, in which such Person, one or more Subsidiaries thereof or such person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, beneficially owns at least a majority of the ownership interests entitled to vote in the election of directors, managers or trustees thereof (or other Persons performing such functions) or act as the general partner or managing member of such other Person.
“Tax Return” means all returns, declarations, reports, estimates, information returns, statements and other documents filed or required to be filed in respect of Taxes (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities.
“Taxable Period” means any taxable year or any other period that is treated as a taxable year (or other period, or portion thereof, in the case of a Tax imposed with respect to such other period) with respect to which any Tax may be imposed under any applicable Law.
“Taxes” means (a) all federal, state, county, local, non-U.S. or other income, gross receipts, ad valorem, margin, franchise, single business, production, profits, sales or use, transfer, registration, capital gains, excise, recapture, utility, environmental, communications, real or personal property, capital unit, license, payroll, wage or other withholding, employment, social security (or similar), severance, documentary, stamp, occupation, premium, windfall profits, net proceeds, gain, customs duties, unemployment, disability, value added, alternative or add on minimum, estimated or any other taxes, governmental charges, duties, levies, fees or similar assessments in the nature of a tax and imposed by any Governmental Authority, whether disputed or not, and (b) any fines, penalties, interest, additional tax or additions to tax with respect thereto, imposed, assessed or collected under the authority of any Governmental Authority.
“Technology” means all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, tools, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), and other similar items.
“Transaction Agreements” means (a) this Agreement, (b) the Second A&R LLC Agreement, (c) the Shared Autonomous Vehicle Development Agreement, (d) the ZEV Credit Agreement, (e) the Marketing and Network Access Fee Agreement and (f) the Tripartite Side Letter.
“Transaction Expenses” means all fees and expenses (including legal, accounting, financial advisory and other professional fees and expenses) incurred in connection with the preparation, negotiation, execution and delivery of this Agreement, each of the Transaction Agreements and the consummation of purchase and sale of the Buyer Shares.
“Transactions” means the transactions contemplated by this Agreement and each of the Transaction Agreements.
“Tripartite Side Letter” means that certain Tripartite Side Letter, dated as of the date of this Agreement, by and among Parent, the Company and Buyer.
“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state or local Laws.
“ZEV Credit Agreement” means that certain ZEV Credit Agreement, dated as of the date of this Agreement, by and between GM LLC and American Honda.
For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
2017 Form 10-K	Section 3.15(a)
Affiliate Transaction	Section 3.14
Agreement	Preamble
American Honda	Preamble
Basket	Section 6.5(a)(i)
Benefit Plan	Section 3.8(c)
Buyer	Preamble
Buyer Fundamental Reps	Section 6.1(a)
Buyer Indemnified Persons	Section 6.2(a)
Buyer Non-Fundamental Reps	Section 6.1(a)
Buyer Shares	Section 1.1

Closing	Section 2.1
Closing Cap	Section 6.5(a)(i)
Closing Date	Section 2.1
Term	Section
Company	Preamble
Company Equity Interests	Section 3.5(c)
Company Fundamental Reps	Section 6.1(a)
Company Group Registered IP	Section 3.11(a)
Company Non-Fundamental Reps	Section 6.5(a)(i)
Company Properties	Section 3.17
Company Subsidiaries	Section 3.5(d)
Cruise	Section 3.5(d)
Disclosure Letter	Article III Preamble
Dispute Period	Section 6.4
EIP Stock	Section 3.5(b)
Existing LLC Agreement	Recitals
Final Determination	Section 6.7
Financial Statements	Section 3.15(a)
GM PubCo	Article III Preamble
GM SEC Filings	Article III Preamble
Honda	Preamble
Honda R&D Co	Preamble
Inbound Intellectual Property License	Section 3.9(a)(vii)
Indemnification Claim	Section 6.4
Indemnified Party	Section 6.4
Indemnifying Party	Section 6.4
Issuance	Section 1.1
Legal Proceeding	Section 3.6
Material Contract	Section 3.9(a)
Non-Party Affiliates	Section 6.9
Options	Section 3.5(b)
Order	Section 3.3
Parent	Preamble
Permits	Section 3.3
Purchase Price	Section 1.1
Q1 2018 10-Q	Section 3.15(a)
Real Property Lease	Section 3.7
Second A&R LLC Agreement	Recitals
Securities Act	Section 3.5(b)
Settlement	Section 6.4
SoftBank	Recitals
SoftBank Transaction	Recitals
Strobe	Section 3.5(d)
Survival Period	Section 6.1(b)
Tax Benefit	Section 6.6(b)
Third Party Claim	Section 6.4

Trade Secrets	Section 7.13
Transfer Taxes	Section 5.4
[Signatures on Next Page]

IN WITNESS WHEREOF, the Parties have caused this Purchase Agreement to be executed by their respective duly authorized officers, as of the date first written above.

HONDA MOTOR CO., LTD.
By: /s/ Seiji Kuraishi
Name:    Seiji Kuraishi
Title:    Executive Vice President and Representative
Director

IN WITNESS WHEREOF, the Parties have caused this Purchase Agreement to be executed by their respective duly authorized officers, as of the date first written above.

GM CRUISE HOLDINGS LLC
By: /s/ Geoffrey Richardson
Name:    Geoffrey Richardson
Title:    Chief Financial Officer

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